Mercedes-Benz Auto Receivables Trust 2016-1
Investor Report
Collection Period Ended   30-Sep-2018

Amounts in USD

Dates

Collection Period No.	25			
Collection Period (from... to)	1-Sep-2018	30-Sep-2018		
Determination Date	11-Oct-2018			
Record Date	12-Oct-2018			
Distribution Date	15-Oct-2018			
Interest Period of the Class A-1 Notes (from... to)	17-Sep-2018	15-Oct-2018	Actual/360 Days	28
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Sep-2018	15-Oct-2018	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	350,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	532,000,000.00	329,043,159.55	302,823,523.59	26,219,635.96	49.285030	0.569217
Class A-4 Notes	115,970,000.00	115,970,000.00	115,970,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,497,970,000.00**	**445,013,159.55**	**418,793,523.59**	**26,219,635.96**		

Overcollateralization	38,416,784.98	38,409,669.62	38,409,669.62	
Adjusted Pool Balance	1,536,386,784.98	483,422,829.17	457,203,193.21	
Yield Supplement Overcollateralization Amount	54,889,203.04	15,323,152.52	14,328,964.95	
Pool Balance	**1,591,275,988.02**	**498,745,981.69**	**471,532,158.16**	

	Amount	Percentage
Initial Overcollateralization Amount	38,416,784.98	2.50%
Target Overcollateralization Amount	38,409,669.62	2.50%
Current Overcollateralization Amount	38,409,669.62	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.110000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.260000%	345,495.32	0.649427	26,565,131.28	49.934457
Class A-4 Notes	1.460000%	141,096.83	1.216667	141,096.83	1.216667
Total		**$486,592.15**		**$26,706,228.11**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	26,523,954.26	(1) Total Servicing Fee	415,621.65
Interest Collections	1,271,036.14	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	101,090.44	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	284,619.32	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	486,592.15
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	30,061.71	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**28,210,761.87**	(6) Regular Principal Distributable Amount	26,219,635.96
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**28,210,761.87**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	1,088,912.11
		Total Distribution	**28,210,761.87**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	415,621.65	415,621.65	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	486,592.15	486,592.15	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	345,495.32	345,495.32	0.00
thereof on Class A-4 Notes	141,096.83	141,096.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	486,592.15	486,592.15	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	26,219,635.96	26,219,635.96	0.00
Aggregate Principal Distributable Amount	26,219,635.96	26,219,635.96	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,840,966.96
Reserve Fund Amount - Beginning Balance	3,840,966.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	3,652.74
minus Net Investment Earnings	3,652.74
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,840,966.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	3,652.74
Net Investment Earnings on the Collection Account	26,408.97
Investment Earnings for the Collection Period	30,061.71

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,591,275,988.02	59,357
Pool Balance beginning of Collection Period	498,745,981.69	32,087
Principal Collections	17,999,829.98	
Principal Collections attributable to Full Pay-offs	8,524,124.28	
Principal Purchase Amounts	0.00	
Principal Gross Losses	689,869.27	
Pool Balance end of Collection Period	471,532,158.16	31,274
Pool Factor	29.63%	

	As of Cutoff Date	Current
Weighted Average APR	3.09%	3.19%
Weighted Average Number of Remaining Payments	50.38	29.93
Weighted Average Seasoning (months)	15.40	39.06

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	466,657,544.07	31,084	98.97%
31-60 Days Delinquent	3,745,568.21	146	0.79%
61-90 Days Delinquent	882,765.13	34	0.19%
91-120 Days Delinquent	246,280.75	10	0.05%
Total	471,532,158.16	31,274	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.239%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	689,869.27	23	19,384,751.85	751
Principal Net Liquidation Proceeds	100,722.29		5,121,429.61	
Principal Recoveries	279,817.99		7,545,007.81	
Principal Net Loss / (Gain)	309,328.99		6,718,314.43	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.765%
Prior Collection Period	0.437 %
Second Prior Collection Period	0.159 %
Third Prior Collection Period	0.256 %
Four Month Average	0.404%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.422%
Average Net Loss / (Gain)	8,945.82

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.